EXHIBIT 6.7

Loan Agreement

This Agreement (the 3Loan´), made effective this April 23, 2021 states the terms and conditions that govern the agreement between Cann American Corp. ("Cann Am"), a Wyoming corporation, and FMK Holdings, LLC., a California company, herein (individually, each a "Party" and collectively, the "Parties"), as set forth below.

WHEREAS, the Parties wish to modify the Agreement entered into on 6/24/2020

WHEREAS, Cann Am agreed to commit funding to FMK, d/b/a Cannagram to invest up to 30% stake in a Sacramento based e-commerce cannabis delivery platform.

WHEREAS, each $10,000 USD committed would result in 1% ownership interest in Cannagram.

WHEREAS, the Parties wish to rescind the Agreement and enter into a new Agreement where Cann American will instead assign $90,000 USD already paid, as a 2 year loan to Cannagram bearing 8% interest per annum. The loan will not be convertible into equity interest or shares of FMK/Cannagram and must be fully paid in USD.

NOW, THEREFORE, in consideration of the mutual covenants made hereto, the Parties agree that the state of California, County of Sonoma will be the governing jurisdiction if any disputes shall arise.

IN WITNESS WHEREOF, each of the Parties has executed this Agreement upon the date first written above.

Cann American Corp.	FMK Holdings LLC
Jason Black - President/CEO	Macai Polanski - President

/s/ Jason Black	/s/ Macai Polanski